Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 3 - 2007

FEBRUARY 1, 2007
FOR IMMEDIATE RELEASE

AURIZON DISCOVERS NEW GOLD BEARING QUARTZ ZONE AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to announce the most significant discovery of mineralization to date outside of the Casa Berardi fault, 350 metres south and 900 metres east of the existing West Mine infrastructure, at its Casa Berardi project, located in Northwestern, Quebec.

Two surface master holes, drilled approximately 100 metres apart,  returned intersections (along the hole) of 32.7 grams of gold per tonne over 13.8 metres and 13.1 grams of gold per tonne over 11.6 metres, approximately 650 metres below surface.  Short wedge holes drilled 10 metres above each master hole, returned respectively 10.2 grams of gold per tonne over 13.8 metres and 6.4 grams of gold per tonne over 11.5 metres.

The newly discovered Zone 123-S is interpreted to dip steeply to the south.  The vein orientation and correlation between the drill holes indicate that the system deformation is nearly east-west with vertical, 60 degree, south-dipping splays.  Taking into account the curvature of the drill holes from surface, the true thickness of the mineralization is approximately 75% to 90% of the drill hole intersections reported above.

“We are pleased to note that the strong quartz vein system, which hosts Zone 113 and the Lower Inter Zone in the West Mine area, re-appears along the gold corridor to the east” said Martin Demers, Principal Exploration Geologist.  “East of the Zone 113 area, previous drill results indicated that mineralization was usually restricted to a stockwork system with lower grade and lower continuity.  The new drill results indicate that Zone 123-S is associated with wide quartz veins similar to the mineralization of the current mineral reserves.”

The South fault is the southern branch of the gold bearing fault system, while the Casa Berardi fault represents the northern branch.  Both faults merge together to the west in the area of the Lower Inter Zone and approximately 600 metres east of the new Zone 123-S discovery.

Historic deep drilling was focussed on intersecting the extension of the Casa Berardi fault and generally intersected the South fault above the 500 metre elevation.  Mineralization was encountered only in the area of the South West Zone and Zone 123.  Only five holes have been drilled in the area of the South fault between the 800 metre and 1,300 metre elevation and returned values of between 2.7 to 5.5 grams of gold per tonne over widths of between 2.7 and 5.5 metres between sections 122 and 124.  Four holes intersected stockwork mineralization and one intersected quartz vein mineralization.  Deep exploration along the South fault remains open at depth and along strike.

Aurizon Mines Ltd.

News Release – February 1, 2007

Aurizon Discovers New Gold Bearing Quartz Zone at Casa Berardi

Two surface drill rigs are currently active in the area of Zone 123-S.  Aurizon is currently evaluating various scenarios to access the zone, including the possible development of a new underground exploration drift from the 850 metre level of Zone 113, in order to test the dip extension of both Zone 123-S and Zone 122-Deep, down to 1,500 metres.

Zone 123-S represents the second significant discovery made in 2006 as underground exploration also intersected high grade mineralization along the Casa Berardi fault (Zone 122-Deep) in the same area.  (See News Release dated November 10, 2006)  Previously reported intersections returned 12.2 grams of gold per tonne over 9.9 metres and 12.2 grams of gold per tonne over 7.2 metres.    The 2006 exploration drill program has generated the most exciting discoveries at Casa Berardi since Aurizon discovered Zone 113 shortly after acquiring the property, in 1999.

Aurizon expects to achieve commercial production at Casa Berardi in the second quarter of 2007.  It is estimated that Casa Berardi will produce approximately 185,000 ounces of gold in 2007 at an estimated total cash cost of US$250 per ounce, using a Canadian dollar exchange rate of 1.13.  Based on its 2005 Feasibility Study, it is estimated that, Casa Berardi will produce 1,092,000 ounces of gold from 4.8 million tonnes of ore over the initial 6.2 year operating plan, based on current mineral reserves.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Exploration primary assaying is performed on site and check assays on mineralized intervals will be carried out by ALS Chemex of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers, P. Geol. Principal Exploration Geologist, and Marie-Kim Lachapelle, P.Geol., Exploration Geologist, both appropriately qualified persons as defined by National Instrument 43-101.

Additional Information

Two sketches are attached showing the West Mine and Principal Zones area, and the recent drilling results.  All other information previously released on the Casa Berardi Project is also available on the Aurizon website.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

Aurizon Mines Ltd.

News Release – February 1, 2007

Aurizon Discovers New Gold Bearing Quartz Zone at Casa Berardi

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “forecast”, "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “indicates”, "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to inherent uncertainties associated with exploration, conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Feasibility Study for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD. - CASA BERARDI PROJECT
2006 New Discoveries

3D Plan View
Lower Inter Zone
Shaft
122-Deep Zone
Principal Zones
Casa Berardi Fault
Zone 113
South Fault
118 Zone
120 Zone
10000N
Possible Expl. Drift (Lev. 850m)
South West Zone
123-S Zone
Quartz vein
Stockwork
11000E
11500E
12000E
12500E
0
200m
2.5km
122-Deep Zone
Vertical Longitudinal Section
118
-1000m
12000E
12200E
NS
4.4/18.2
7.7/21.0
2.7/11.5
inc. 5.7/2.3
3.3/20.3
3.7/13.9
12.2/9.9
inc. 31.3/3.6
3.1/11.7
inc. 10.0/3.0
12.2/7.2
-1200m
0
100m
123-S Zone
Vertical Longitudinal Section
-600m
12200E
12400E
S-252A
10.2/13.3
S-253A
6.4/11.5
4.4/3.4
S-252
32.7/13.8
S-253
13.1/11.6
4.4/3.1
150m
8.3/0.3
-800m
8.1/5.5
9.6/0.7
0
50m
Legend
New Holes
Previous Hole
8.4/7.1 = g/t Au/m
AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
West Mine & 123-S Zone Area
February 1, 2007

Reference: News Release Issue No. 3 - 2007 Sketch A

10400E
10800E
11200E
11600E
12000E
12400E
12800E
WEST MINE
PRINCIPAL ZONES
CROWN PILLAR
280m level track drift
-400m
550 m
123-S Zone
Lower Inter Zone
Zone 113
690 m
Drilling Area
790 m
-800m
Possible Exploration Drift
890 m
Legend
Mineable Reserves
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
0
200m
Drilling Area
122-Deep Zone
AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
Vertical Longitudinal Section
Principal and West Mine Area

SHAFT
North Fault
Casa Berardi Fault
Lower-Inter Fault
South Fault
EXISTING DEVELOPMENT
CASA BERARDI Project
Acces to new Shaft
(Level 550)

Reference: News Release Issue No. 3 - 2007 Sketch B